SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page
1.1	Increase in Annual Caps in Respect of Continuing Connected Transaction, dated August 27, 2008	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 27, 2008	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

INCREASE IN ANNUAL CAPS IN RESPECT OF

CONTINUING CONNECTED TRANSACTION

Reference is made to the announcement of the Company dated 13 December 2007 in respect of the 2008–2010 Telecommunications Services Agreement between the Company and CMCC, the ultimate controlling shareholder of the Company.

Due to the snow storm in Hunan and Guizhou, as well as the severe earthquake in Sichuan and Shaanxi in 2008, certain telecommunications facilities in the affected area were seriously damaged. As a result, the Company has to progressively carry out disaster recovery and reconstruction projects to rebuild and maintain transmission towers and other telecommunications facilities for the next few years and as a result, the volume of Telecommunication Services required and the number of transmission towers to be purchased from the subsidiaries of CMCC will increase. Accordingly, the Directors consider that the annual caps for the 2008–2010 Telecommunications Services Agreement are no longer sufficient. On 27 August 2008, the Directors resolved to increase the annual caps by RMB1,000 million (equivalent to approximately HK$1,140 million) for each of the years ending 31 December 2008, 2009 and 2010.

Since each of the relevant percentage ratios (other than the profit ratio) set out in Rule 14.07 of the Listing Rules in respect of the annual caps, as increased, are, on an annual basis, less than 2.5%, the 2008–2010 Telecommunications Services Agreement continues to be subject to the reporting and announcement requirements only and is exempt from the independent shareholders’ approval requirements under the Listing Rules.

Details of the 2008–2010 Telecommunications Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

BACKGROUND

Reference is made to the announcement of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) dated 13 December 2007 (the “Announcement”) where the board of directors of the Company (the “Board”) announced that the Company had entered into, on the same date as the Announcement, a renewal agreement (the “2008–2010 Telecommunications Services Agreement”) with China Mobile Communications Corporation (“CMCC”) (the ultimate controlling shareholder of the Company holding indirectly approximately 74.27% of the total issued and outstanding share capital of the Company) in relation to the provision of certain telecommunications equipment and services (which include telecommunications project planning, design and construction services, telecommunications line and pipeline construction services and telecommunications line maintenance services) from CMCC and its subsidiaries (the “Telecommunications Services”), as well as the sales of transmission towers and spare parts from and the provision of related installation and maintenance services by, subsidiaries of CMCC to subsidiaries of the Company.

INCREASE IN ANNUAL CAPS

As stated in the Announcement, the annual caps for the transactions under the 2008–2010 Telecommunications Services Agreement for each of the years ending 31 December 2008, 2009 and 2010 are RMB3,200 million (equivalent to approximately HK$3,647 million), RMB3,300 million (equivalent to approximately HK$3,761 million) and RMB3,400 million (equivalent to approximately HK$3,875 million), respectively. Such annual caps were determined based on the historical level of service charges paid by the Company for Telecommunications Services and the amounts paid by the Company for the purchase of transmission towers and spare parts, and the extent and volume of the services and transmission towers and spare parts the Company expects the subsidiaries of CMCC to provide in the next few years.

Due to the snow storm in Hunan and Guizhou, as well as the severe earthquake in Sichuan and Shaanxi in 2008, certain telecommunications facilities in the affected area were seriously damaged. As a result, the Company has to progressively carry out disaster recovery and reconstruction projects to rebuild and maintain transmission towers and other telecommunications facilities for the next few years and as a result, the volume of Telecommunication Services required and the number of transmission towers to be purchased from the subsidiaries of CMCC will increase.

The directors of the Company (the “Directors”) consider that the annual caps for the 2008–2010 Telecommunications Services Agreement are no longer sufficient. On 27 August 2008, the Directors resolved to increase the annual caps by RMB1,000 million (equivalent to approximately HK$1,140 million) for each of the years ending 31 December 2008, 2009 and 2010. Accordingly, the annual caps shall be revised and increased to RMB4,200 million (equivalent to approximately HK$4,787 million), RMB4,300 million (equivalent to approximately HK$4,901 million) and RMB4,400 million (equivalent to approximately HK$5,015 million) for each of the years ending 31 December 2008, 2009 and 2010, respectively. Pursuant to the 2008–2010 Telecommunications Services Agreement, the charges for the Telecommunication Services and the transmission towers to be purchased from the subsidiaries of CMCC shall be payable by the Company in cash. For project planning, design and construction services as well as telecommunications line and pipeline construction services, the Company shall pay CMCC or its subsidiaries a deposit equivalent to 10% of the total services to be provided upon the confirmation of the commencement of the project and the remaining service charges shall be payable by the Company by installments with reference to the completion date of each of the relevant stages of the project. Charges for the telecommunications line maintenance services provided by CMCC or its subsidiaries shall be payable by the Company in cash on a monthly basis. As for transmission towers and spare parts, the Company shall pay a deposit equivalent to 20% of the total price of the transmission towers and spare parts to be purchased within 15 business days from the date of confirmation of the purchase order, a further 70% of the total price of the transmission towers and spare parts to be purchased shall be payable within 15 business days from the date of installation, a further 5% shall be payable within 15 business days from the date when the Company receives the examination and qualification certificate and the remaining 5% shall be payable one year after the date of issuance of the examination and qualification certificate. Charges for the related installation and maintenance services regarding the transmission towers and spare parts shall be payable by the Company in cash on a semi-annual basis.

The Company expects that the disaster recovery and reconstruction project will be implemented progressively in the next few years. Accordingly, the expenses in relation to the additional Telecommunications Services required and new transmission towers to be purchased from the subsidiaries of CMCC by the Company for the purpose of its disaster recovery and reconstruction projects are expected to be incurred evenly throughout the next few years. Based on the severity of the damages caused by the snow storm in Hunan and Guizhou, it is expected that approximately RMB350 million (equivalent to approximately HK$399 million) per annum will be incurred in 2008 to 2010, and approximately RMB450 million (equivalent to approximately HK$513 million) per annum will be incurred over the same period to rebuild and maintain the telecommunications facilities and network damaged by the severe earthquake in Sichuan and Shaanxi.

In addition, in view of the possible negative impact and damages that natural disaster or other contingencies may have on the Company’s telecommunications facilities, as a protective measure, the Company intends to develop and construct or upgrade its existing transmission towers and other telecommunications facilities and network as part of its disaster recovery and reconstruction projects so that the facilities and network are more sustainable in case of emergency, contingency or disastrous situation and that they are equipped with better security and safety measures. It is expected that the estimated amount of additional Telecommunications Services required for such new development, construction and upgrades will cost approximately RMB200 million (equivalent to approximately HK$228 million) per annum for 2008 to 2010.

Such revised annual caps are determined with reference to (i) the historical transaction amounts between the Company and CMCC and its subsidiaries and the previous annual caps as disclosed in the Announcement, and (ii) the estimated amount of additional Telecommunications Services required and the number of transmission towers to be purchased from the subsidiaries of CMCC by the Company for the purpose of its disaster recovery and reconstruction projects as detailed above.

The level of service charges paid by the Company for Telecommunications Services and the amounts paid by the Company for the purchase of transmission towers and spare parts under the 2008–2010 Telecommunications Services Agreement up to the date of this announcement has not exceeded the previous annual caps as disclosed in the Announcement.

Other than the increase in the annual caps, the terms and conditions of the 2008–2010 Telecommunications Services Agreement remain unchanged.

The Directors (including the independent non-executive Directors) are of the view that the proposed revised annual caps for the 2008–2010 Telecommunications Services Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company. Accordingly, CMCC is a connected person of the Company and the transactions contemplated under the 2008–2010 Telecommunications Services Agreement constitute continuing connected transactions for the Company under Rule 14A.34 of the Listing Rules.

Since each of the relevant percentage ratios (other than the profit ratio) set out in Rule 14.07 of the Listing Rules in respect of the annual caps, as increased, are, on an annual basis, less than 2.5%, the 2008–2010 Telecommunications Services Agreement continues to be subject to the reporting and announcement requirements only and is exempt from the independent shareholders’ approval requirements under the Listing Rules.

Details of the 2008–2010 Telecommunications Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

The Group had no other transactions with CMCC prior to the entering into of the 2008–2010 Telecommunications Services Agreement which required aggregation under Rule 14A.25 of the Listing Rules.

General Information

CMCC is a State-owned company established under the laws of the People’s Republic of China and the ultimate controlling shareholder of the Company. Through the Group, CMCC is the leading provider of mobile telecommunications services in China.

The Group is the leading mobile services provider in China, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB1.00 = HK$1.13982. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 27 August 2008

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.